UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

Windtree Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

97382D204
(CUSIP Number)

Lee Siu Fong

LPH II Investments Limited

Unit 110-111, Bio-Informatics Centre, No.2 Science Park West Avenue

Hong Kong Science Park, Shatin, Hong Kong

+852 2314-1282

With a copy to:

Laura Hua Luo, Esq.

King & Wood Mallesons LLP

500 5th Ave, 50th Floor

New York, NY 10110

+1(347) 926-7542

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4th, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	97382D204

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
LPH II Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
541,667 (1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
541,667 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 541,667 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14% (1) (2)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1) (2)	See Item 3 below. Calculations are based upon approximately 3,747,008 shares of Common Stock of the Issuer outstanding as of March 31, 2018, as reported directly by the Issuer to the Filing Party.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Windtree Therapeutics, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at: 2600 Kelly Road, Warrington, Pennsylvania 18976.

Item 2.	Identity and Background

(a) This Schedule 13D is filed by LPH II Investments Limited (“the Reporting Person”), a company incorporated in the Cayman Islands with limited liability.

(b) The Reporting Person has its principle business address at Unit 110-111, Bio Informatics Centre, No.2 Science Park West Avenue, Hong Kong Science Park, Shatin, Hong Kong.

(c) The Reporting Person is a wholly-owned subsidiary of Lee’s Pharmaceutical Holdings Limited (“Lee’s”) that was formed to acquire the shares as reported by the Reporting Person in this Schedule 13D. Lee's is a biopharmaceutical company with over 20 years of operation in China's pharmaceutical industry. It is in the business of drug development, clinical development, regulatory, manufacturing, sales and marketing in China with focuses on several different areas such as cardiovascular and infectious diseases, dermatology, oncology, gynecology, ophthalmology and others. It currently markets 14 products in China and has more than 30 products under different development stages stemming from both internal R&D as well as from the recent acquisition of licensing and distribution rights from various US, European and Japanese companies.

(d), (e) During the last five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations

Pursuant to a Securities Purchase Agreement dated as of March 30, 2018 (“Common Stock and Warrant SPA”), the Reporting Person purchased an aggregate of 541,667 shares of Common Stock (“Common Stock”) and 135,417 Series C Warrants (“Series C Warrants”) for a total consideration of $2,600,000. The source of funding for the purchase price was derived from Lee’s proceeds from selling 26% of its ownership interest in another subsidiary LPH Investments Limited.

The Series C Warrants may be exercised at any time beginning six months after the date of issuance and through the seventh anniversary of the date of issuance. The exercise of the Series C Warrants are subject to the “Beneficial Ownership Limitation” which is initially set at 9.99%, and can be increased or decreased by the Reporting Person, provided that any such change in the Beneficial Ownership Limitation will not be effective until the 61st day after such notice is delivered to the Issuer. Because the Reporting Person's beneficial ownership of Common Stock (without giving effect to the exercise of the Warrants into Common Stock) has exceeded the current Beneficial Ownership Limitation of 9.99%, the Series C Warrants beneficially owned by the Reporting Person are not currently exercisable without increasing the Beneficial Ownership Limitation, and thus, is not included in the calculation of its beneficial ownership of the Issuer.

Item 4.	Purpose of Transaction

Lee’s believes that the Issuer’s Common Stock is an attractive strategic investment that fits into their goals to globalize their business, strengthen their position in critical neonatal care, and further expand the reach of their acute pulmonary care portfolio. Through the acquisition of 541,667 shares of Common Stock by the Reporting Person pursuant to the terms of the Common Stock and Warrant SPA, as of April 4, 2018, the Reporting Person now beneficially own 14% of the Common Stock outstanding. The Reporting Person also acquired 135, 417 Series C Warrants pursuant to the Common Stock and Warrant SPA.

The Issuer expects to use the net proceeds from the sale of the Common Stock and Warrants to support its operations through mid-year 2018, including (a) the planned completion of development for the “Next Gen” aerosol delivery system (the “ADS”) and the related device validation and performance study; (b) gain regulatory/guidance from FDA (as defined below) with respect to AEROSURF and Lyo Lucinactant LS and from the European Medicines Agency (“EMA”) with respect to AEROSURF; (c) study start-up activities for the planned AEROSURF bridging clinical trial in premature infants 26 to 32 week gestational age; and, (d) reduction of existing obligations and other working capital requirements. Pending application of the net proceeds, the Issuer expects to invest the proceeds in short-term, interest-bearing instruments or other investment-grade securities.

Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, Reporting Person may endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions, including through any trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Person may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Common Stock without affecting their beneficial ownership of shares of Common Stock.

Item 5.	Interest in Securities of the Issuer

(a) The beneficial ownership percentage for the Reporting described in this Schedule 13D is based on 541,667 shares of Common Stock acquired directly by the Reporting Person in connection with the Common Stock and Warrant SPA. The Reporting Person’s ownership constitutes approximately 14% of the Common Stock outstanding based on approximately 3,747,008 shares of Common Stock outstanding as of March 31, 2018, as reported directly by the Issuer to the Filing Party.

(b) The Reporting Person directly holds, and has voting and dispositive power over, the 541,667 shares of Common Stock acquired by it in connection with the Common Stock and Warrant SPA. Additionally, the Reporting Person directly holds, and has dispositive power over, the 135,417 Series C Warrants.

(c) Except as described above, the Reporting Person have not engaged in any transaction with respect to the Common Stock during the past sixty days.

(d) No person other than the Reporting Person is known to such Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock as reported by such Reporting Person in this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The descriptions in Item 3 and Item 4 of this Schedule 13D are incorporated herein by reference.

In connection with the Common Stock and Warrant SPA, the Issuer entered into a Registration Rights Agreement, dated as of March 30, 2018, with the Reporting Person (the “Series C Warrant Registration Rights Agreement”), pursuant to which the Issuer is obligated to file, within 90 days from March 30, 2018, an initial resale registration statement with the Securities and Exchange Commission (the “Commission”) to register for subsequent resale the Common Stock and the Series C Warrant Shares. The Issuer is required to seek registration of 25% of the Common Stock and Series C Warrant Shares on such initial resale registration statement. From time to time, following the 180th day from March 30, 2018, the Reporting Person or a majority of the holders of the Common Stock and Series C Warrant Shares may require the Issuer to file additional registration statement(s) to register the resale of the balance of the Common Stock and Series C Warrant Shares, subject to certain limitations.

The description of the Common Stock and Warrant SPA and the Series C Warrant Registration Rights Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of such agreements as filed with the Securities and Exchange Commission as follows:

(1)	Securities Purchase Agreement, attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 4, 2018; and

(2)	Registration Rights Agreement, attached as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 4, 2018.

Item 7.	Material to Be Filed as Exhibits

Exhibit 7.01	Securities Purchase Agreement dated as of March 30, 2018 by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, as filed with the SEC on April 4, 2018).

Exhibit 7.02	Registration Rights Agreement dated as of March 30, 2018 between the Issuer and the Reporting Person (Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, as filed with the SEC on April 4, 2018).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2018

LPH II Investments Limited

By:	/s/ Lee Siu Fong

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

SCHEDULE I

Information with Respect to

Executive Officers and Directors of the Undersigned

The following sets forth as to each of the executive officers (if any) and directors of the undersigned: his/her name; his/her business address; his/her present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is: Lee’s Pharmaceutical Holdings Limited or LPH Investments Limited, the business address of each of which is: Unit 110-111, Bio-Informatics Centre, No.2 Science Park West Avenue, Hong Kong Science Park, Shatin, Hong Kong.

To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) and (e) of this Schedule 13D.

Lee’s Pharmaceutical Holdings Limited ("Lee’s")

Directors:

(1)   Executive Directors:

Name	Title	Citizenship
Ms. Lee Siu Fong	Chairman	Hong Kong
Ms. Leelalertsuphakun Wanee	Managing Director	Hong Kong
Dr. Li Xiaoyi	Chief Executive Officer of Lee’s	Hong Kong

(2)   Non-Executive Director:

Name	Title	Citizenship
Dr. Marco Maria Brughera	CEO Leadiant Biosciences S.p.A. via Sudafrica, 20 - 00144 Roma – Italia	Italy

(3)   Independent Directors:

Name	Principle Employment	Citizenship
Dr. Chan Yau Ching, Bob	Managing Director KBR Fund Management Limited Room 2513, The Octagon, 6 Sha Tsui Road, Tsuen Wan, Hong Kong	Hong Kong
Mr. Lam Yat Cheong	Partner Vincent Lam and Company Room 805, 8th floor, Harbour Crystal Centre, 100 Granville Road, Tsim Sha Tsui East, Kowloon	Hong Kong
Dr. Tsim Wah Keung, Karl	Chair Professor, Division of Life Science The Hong Kong University of Science and Technology Clear Water Bay, Kowloon, Hong Kong	Hong Kong

Officers:

Name	Title	Citizenship
Mr. Chow Yiu Ming	CFO	Hong Kong

LPH Investments Limited

Directors:

Name	Principle Employment, Title, Address of Employer	Citizenship
Ms. Lee Siu Fong	Chairman	Hong Kong
Ms. Leelalertsuphakun Wanee	Managing Director	Hong Kong
Dr. Li Xiaoyi	Chief Executive Officer of Lee’s	Hong Kong

LPH Investments Limited is wholly owned by Lee’s Pharmaceutical Holdings Limited, whose directors and officers are set forth above.